April 28, 2015

Via Edgar

Ms. Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Expedia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
File No. 0-51447
Staff Comment Letter Dated April 16, 2015
Request for Extension

Dear Ms. Blye:

Expedia, Inc. (the “Company”) hereby respectfully requests an extension to May 14, 2015 for the date by which the Company must provide its response to the comments contained in your letter dated April 16, 2015. The extension is needed to provide additional time to gather and review information in connection with the Staff’s letter. Please do not hesitate to contact me at (425) 679-7810 should you have any questions.

Sincerely,

/s/ Michael S. Marron
Michael S. Marron
Vice President, Associate General Counsel and Assistant Secretary

cc:	Pradip Bhaumik
Special Counsel
Office of Global Security Risk

Anne Nguyen Parker
Assistant Director
Division of Corporate Finance